04017236

SECUR... ... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 01 2004 WASH., D.C. 158 SECTION PROCESSING

SEC FILE NUMBER
8- 20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREGORY J. SCHWARTZ & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Road
(No. and Street)

Bloomfield Hills, (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Schwartz (248) 644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward A. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co., Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 30, 2004

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash and cash equivalents	$ 590,120
Commissions receivable	88,417
Receivable from broker/dealers	104,550
Secured demand note receivable	125,000
Furniture, equipment and automobile at cost, net of $108,229 accumulated depreciation	21,565
TOTAL ASSETS	$ 929,652

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 5,668
Commissions and compensation payable	564,885
Accrued profit sharing contributions	66,775
Subordinated liabilities	125,000
Other liabilities	12,500
Total Liabilities	$ 774,828
SHAREHOLDERS' EQUITY	
Common Stock	$ 13,950
Retained earnings	140,874
Total Shareholders' Equity	$ 154,824
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 929,652

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Michigan on August 4, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units, on contingent offerings, is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment - Depreciation is provided using the straight-line method over five and seven year periods.

NOTE 2 - CASH AND SECURITIES SECREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $12,500 which has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004 the Company's net capital and required net capital were $219,609 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 296%.

NOTE 4 - SHAREHOLDER AGREEMENTS

Certain issued common shares of the Company are subject to agreements whereby, without written consent of the Company, the shares may not be encumbered or disposed of by the shareholders without first being offered to the Company under the same terms and conditions as those offered by the prospective lender or purchaser. The Company also has an option to purchase the same shares at book value as of the immediately preceding fiscal year-end in the event of death, retirement, or disability of the shareholders. In the event of the shareholder employee's termination for reasons other than disability, the Company is obligated to purchase the shares for the same amount as stated in the event of death or retirement.

NOTE 5 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2004, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 a share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 13,950 shares issued and outstanding.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 6 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participants' contributions. The Company contributions for the profit-sharing and employer matching portion were $60,973 for the year ended March 31, 2004. At March 31, 2004, $66,775 was payable relating to this plan.

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company has entered into agreements with two broker/dealers (Clearing Broker/Dealers) whereby those Clearing Broker/ Dealers will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of one of the agreements, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval of that Clearing Broker/Dealer. The Company has deposited $25,000 with the other Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". In both agreements, the Company has agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/Dealer. The two aforementioned agreements may be terminated by either party with 15 and 60 days prior notification.

Under terms of one of the agreements, the Company is liable for termination fees, if the Company terminates the agreement prior to August 1, 2005 (the initial term). The fees will be $1,500 for every remaining month of the initial term or any renewal term. These fees will be subordinate to the claims of the Company's customers.

Additional provisions of the agreements state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealers fail to meet their contractual

NOTE 7 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Bloomfield Town Center, LLC (BTC), Schwartz & Devine Land Co., LLC, Schwartz Financial Group, Inc. (SFG), Schwartz Benefit Services, LLC, Schwartz Fund Distributors, Inc., Lahser Maple Development Corporation, Inc., G & G Management, Schwartz Investment Counsel, Inc. and the Schwartz Investment Trust (an open-end management investment company managing The Schwartz Value Fund, previously known as The RCM Fund) and the Ave Maria family of funds.

In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships or limited liability companies.

During the year ended March 31, 2004, the Company paid $76,692 to BTC for lease of its premises. The lease agreement is month to month. In addition, the Company has paid BTC $14,879 for copier expenses incurred during the same period.

The Company received $374,947 from affiliated companies for reimbursements of clerical and other operating expenses incurred on their behalf during the year ended March 31, 2004.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 8 - RELATED PARTY TRANSACTIONS - (Continued)

During the year ended March 31, 2004, the Company earned $694,727 in commissions on the sales of investments for which Schwartz Financial Group, Inc. and an officer of the Company are the general partners or managing members. In addition, the Company earned $135,014 in commissions for sales of The Schwartz Value Fund shares and the Ave Maria family of funds shares.

The Company has entered into a written lease agreement with SFG for various computer equipment. The terms of this agreement are month to month and total expense for the year ended March 31, 2004 was $9,384.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2004, is as follows:

Liabilities Pursuant to a Secured Demand Note Collateral Agreement:

0% Interest	Expires June 30, 2006	$ 125,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a related party of the Company.

NOTE 10 - THREATENED LITIGATION

In February 2004, the Company received a letter from a customer's attorney threatening arbitration and claiming losses exceeding $300,000. The Company believes this claim has little or no merit. The Company cannot estimate the potential loss or the probable outcome of this complaint if it is pursued further by the customer.